Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 10, 2015

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Registration Statement on Form S-4
Filed July 9, 2015
File No. 333-205586
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 1-35436
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 7, 2015

Dear Ms. Long:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 5, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”), Form 10-K and Form 10-Q. Captions and page references herein to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-4 General

1.	Please ensure that the Offer to Exchange disseminated to security holders contains all the information required by Item 1010 Regulation M-A, including Item 1010(a)(3) and (a)(4) and, if material, Item 1010(b). Refer to Item 10 of Schedule TO and Exchange Act Rule 13e-4(e)(2).

The Staff’s comment is duly noted. We will ensure that the Offer to Exchange disseminated to security holders contains all the information required by Item 1010 Regulation M-A, including Item 1010(a)(3) and (a)(4) and, if material, Item 1010(b) as requested.

2.	To the extent that our comments relate to disclosures within future periodic reports, please ensure that you also address our comments in future filings.

The Staff’s comment is duly noted. To the extent that the Staff’s comments relate to disclosures within future periodic reports, we will ensure that we also address such comments in future filings as requested.

Liquidity and Cash Flow, page 47

3.	We note your disclosure that the “[you] expect that cash flow from operations, proceeds from borrowings under [your] lines of credit, and the proceeds from the merger will be its primary sources of liquidity and will be sufficient to fund [your] cash requirements for the next twelve months”. Please expand your disclosure to address the following: explain why a substantial amount of your loans are short-term; indicate whether long-term debt is generally available in the countries you operate; and address the potential risks and consequences if you are unable to refinance your short term loans.

We have revised the disclosure on page 47 of the Registration Statement as requested.

4.	On page 9, you indicate that you are holding company and you derive substantially all of your operating income from your subsidiaries. You disclosed that you rely on the earnings and cash flows of your subsidiaries to meet your debt service obligations or dividend payments. Please address any potential restrictions on your ability to declare dividends and the potential impact on your liquidity, financial condition and results of operations.

We have revised the disclosure on page 9 of the Registration Statement to clarify that there are no current restrictions on the Company’s ability to declare dividends as requested.

Comparison of quarterly periods ended March 31, 2015 and March 31, 2014, page 48

5.	To the extent that multiple items impact your results of operations please revise your filing to quantify and discuss the reasons for such changes. In this regard we note that increased sales commissions and shipping charges impacted SG&A.

We have revised the disclosure on page 48 of the Registration Statement to quantify and further discuss the reasons for changes in SG&A as requested.

Comparison of years ended December 31, 2014 and December 31, 2013, page 49

6.	Given the significance of non-operating revenues on your net income, please revise your disclosure to include a discussion and quantification of the individual items that led to this income. In this regard, we note from your footnote disclosure that a substantial portion of the non-operating revenue was the result of foreign currency transactions.

We have revised the disclosure on page 49 of the Registration Statement to include a quantification and discussion of the principal items affecting non-operating revenues as of December 31, 2014 and 2013 as requested.

7.	Your disclosure indicates that your backlog increased year over year due to contract awards and business growth. Please tell us whether you have also included backlog acquired from RC Aluminum and if so, please revise your disclosure to quantify how much of the backlog increase was a result of this transaction.

We have revised the disclosure on page 50 of the Registration Statement to clarify that approximately $70 million of the backlog resulted from the RC Aluminum transaction as requested.

Contractual Obligations, page 50

8.	Please revise your table of contractual obligations to include your estimated interest obligations. You should also update your footnote disclosures to include the estimates that you used to quantify future interest obligations in your table.

The table of contractual obligations on page 51 of the Registration Statement has been revised to include estimated interest obligations and the footnote disclosure has been updated to include the estimates used in quantifying the interest obligations as requested.

Legal Matters, page 58

9.	Please file Graubard Miller’s tax opinion in your next filing

We have included the tax opinion in this filing as requested.

Consolidated Balance Sheet, page FS-4

10.	We note that accounts payable and accrued liabilities represent 19% of total liabilities. Please revise your balance sheet to separately present accounts payable and accrued liabilities. To the extent further segregation of your accrued liabilities may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

The Staff’s comment is duly noted. The Company evaluated the extent to which further segregation of the amounts in the balance sheet item currently labeled accounts payable and accrued expenses would be useful in helping a reader understand the Company’s obligations. The Company notes that accrued expenses were previously presented on separate lines including taxes payable, labor liabilities and other accrued liabilities and provisions. Upon further review, the Company noted the composition of accounts payable and accrued expenses was comprised of accounts payable for products and services used in the Company’s business. Accordingly, we revised the description for the balance sheet item to trade accounts payable. The balance sheet item currently labeled accrued liabilities and provisions has not been modified.

Consolidated Statement of Operations and Comprehensive Income, pages FS-6 and FS-33

11.	Given the significance of your related party transactions, please revise your statement of income to include related party amounts on the face of your income statement. Please refer to Rule 4-08(k) of Regulation S-X.

We have revised the financial statements to include related party amounts on the face of the income statements as of June 30, 2015 and 2014, and as of December 31, 2014 and 2013 in the Registration Statement as requested.

12.	Please revise your statement to include a line under interest expense to allow the reader to identify ‘Income Before Taxes’ as a subtotal.

We have revised the income statements to include a line under interest expense to allow the reader to identify ‘Income Before Taxes’ as a subtotal in the Registration Statement as requested.

Notes to the Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 5. Variable Interest Entities, page FS-18

Note 3. Variable Interest Entities, page FS-39

13.	Regarding the variable interest entities, please provide the following information:

•	tell us what percentage of ES Windows LLC and Ventanas Solar S.A. income is derived from the import and sale of the Company’s products;

•	tell us whether you are able to import and sell your products in Florida and Panama without the assistance of these entities; and

•	provide to us a more comprehensive discussion of the facts and circumstances you analyzed to determine who had the controlling financial interests. Please specifically address your consideration of your related parties for the purposes of determining whether you are the primary beneficiary. Refer to ASC 810-10-25.

With respect to the first part of the Staff’s comment, ESW Windows LLC (“ESW LLC”) derived 73% of its income in 2014 from the importation and sale of the Company’s products. Ventanas Solar, S.A. (“VS” and together with ESW LLC, the “Entities”) derived 100% of its income in 2014 from the importation, sale and installation of the Company’s products.

With respect to the second part of the Staff’s comment, the Company’s ability to export and sell its products directly in Florida would be limited without assistance from ESW LLC because customers in this market and other U.S. markets prefer to work with U.S. based project managers and suppliers and will generally not import directly from foreign suppliers. The Company would have to develop relationships with other entities in order to replace these services if they were not obtained through its relationship from ESW LLC. Portions of the Company’s sales in Florida are made directly to customers. Similarly, in Panama, customers generally will not contract to purchase the Company’s products without installation services included and will not contract installation separately. The Company’s ability to export and sell its products in Panama would be limited without the assistance of Ventanas Solar S.A, and the Company would have develop relationships with other entities in order to replace the services (principally installation) that are currently available through its relationship with VS.

With respect to the third part of the Staff’s comment, in determining whether the Company had controlling financial interests in and was the primary beneficiary of the Entities, the Company evaluated the purpose, design and operations of the Entities and the effect of related parties under ASC guidance 810-10-25-38A, 810-10-25-44 and other related Sub-sections. As described in the following discussion, the Company concluded that it did not have a controlling financial interest in either ESW LLC or VS, that the controlling financial interests were held by the related parties in the related party groups who are more closely associated with the Entities who were therefore the primary beneficiaries, and that consolidation of the Entities in the financial statements of the Company was not indicated.

Evaluation and Potential Implicit Variable Interests

The Company conducts evaluations of these Entities as potential variable interest entities (“VIEs”) because the reporting entity, Andina Acquisition Corporation (renamed Tecnoglass Inc.), is involved with these entities through its indirect subsidiaries Tecnoglass S.A. and Energía Solar S.A. The qualitative and quantitative evaluations of the Entities as potential VIEs included the Company’s analysis of each Entities´ purpose and design, consideration of the presence of commercial interests with the Entities that could be implicit variable interests and the presence of important related parties.

Both Entities operate as commercial entities importing and selling or installing the Company’s products. The primary purpose of the Company’s involvement with both Entities is to execute normal course-of-business commercial transactions into the United States and Panamanian construction markets. The Entities were not designed for purposes of passive or active investment, off-balance sheet financing or other special purposes.

However, there is commercial activity that could become implicit variable interests absorbing economic variability through the prices, margins and credit terms in a series of long-term contracts. ASC 810-10-25-51 defines an implicit variable interest as (“…an implied pecuniary interest in a VIE that changes with changes in the fair value of the VIE's net assets exclusive of variable interests. Implicit variable interests may arise from transactions with related parties, as well as from transactions with unrelated parties.”) Sales revenue to the Company in 2014 from shipments to ESW LLC and VS were $37.2 million and $10.5 million, respectively. In addition, there are important related parties (the Company’s CEO, COO, immediate family members, other related parties) who are equity investors in, control and operate the Entities from which the Company could indirectly absorb variability.

The Company periodically evaluates its commercial activity with both Entities in order to determine whether the relationships are conducted in an arms-length manner and in compliance with Colombian export and transfer pricing regulations. For ESW LLC, no exceptions have been noted in target margins and credit terms offered, confirming that the commercial activity is conducted on an arms-length basis and that implicit variable interests are not present. For VS, the Company notes that commercial contracts continue to be executed at arms-length target margins, and that VS and the Company executed two payment agreements for $11 million (discussed further below) in order to facilitate the reduction of VS’s accounts payables to the Company.

Controlling Financial Interests

The Company evaluated the design and operations of the Entities and the effect of related parties in order to determine whether the Company had controlling financial interests in the Entities and is thus considered the primary beneficiary. Under ASC 810-10-25-38A, two factors must both be present in order to establish that the Company has the controlling financial interests – the power to direct activities and the obligation to absorb losses or right to receive benefits.

The Company concluded that it does not have the power to direct activities of the Entities, and the Company does not have the obligation to absorb losses or the right to receive benefits from the Entities, and therefore did not have the controlling financial interests.

▪	The Company does not have power to direct the most significant activities of ESW LLC, whose activities are controlled by the Managing Members of the ESW LLC entity.
▪	The Company does not have power to direct the most significant activities of VS, whose activities are controlled by the two-person related party investor group and their appointed directors.
▪	The Company does not receive benefits from either ESW LLC or VS either directly through profits, dividends, participations or interest income, or indirectly through the commercial interests (potential implicit variable interests). The Company does not absorb losses (if any) from ESW LLC either directly through equity contributions, guarantees or investment vehicles, or indirectly through the commercial interests.
▪	The Company is indirectly exposed to losses from VS because of two Payment Agreements (discussed below) which are exposed to collectability losses of VS’s client receivables.

The Effect of Related Parties and the Related Party Groups

ASC paragraphs 810-10-25-42 and 25-43 state that a reporting entity with a variable interest shall treat variable interests in a VIE held by its related parties as its own interests. Accordingly, the Company, the CEO, COO, their immediate family and other related party investors would be treated as a “Related Party Group” where the Company’s potential variable interests are the commercial interests with the Entities and the related parties’ variable interests are the equity investments in the Entities.

▪	For ESW LLC, the Related Party Group comprises the Company, the Company’s CEO and COO, one immediate family member of the CEO and COO, and an entity owned by other related parties.
▪	For VS, the Related Party Group comprises the Company, the Company’s CEO and COO, and two immediate family members who are each 50% shareholders in VS.

When neither the Company nor the related parties have a controlling financial interest exclusively, but the Related Party Group as a whole has those characteristics, then the party within the Related Party Group most closely associated with the Entities shall be designated as the primary beneficiary of the controlling financial interests of the Entities (ASC 810-10-25-44).

Further analysis was applied by the Company in order to determine which party in the Related Party Groups is most closely associated with the Entities. Four factors described in ASC 810-10-25-44 were evaluated below:

a.	Principal - agency relationship. The Company evaluated which related party or parties in the Related Party Groups is the principal in relation to the Entities’ operations and variable interests, or which party performs as an agent of the decisions taken by principals of the Entities.

▪	For ESW LLC, this factor indicates designating the CEO and COO, the immediate family member and the other related party investors as more closely associated to the LLC than the Company. The CEO, COO and the immediate family member are the principals and Managing Members who make all the decisions about the entity’s sales, customers and operations, and use the Company as an agent to manufacture and ship the products that ESW LLC sells to its customers.

▪	For VS, this factor indicates designating the related party investors as more closely associated with VS as principals because the related party family investors and their managers make decisions about sales, installations and operations and the Company is used as an agent for the purposes of manufacturing and shipping.

b.	Significance of the relationship to the related parties. The Company evaluated the significance of the activities of the Entities to each party or parties within the Related Party Groups, that is: to which party within the Related Party Group are the operations and financial interests of the Entities more significant.

▪	For ESW LLC, this factor does not favor designating any of the parties in the ESW LLC Related Party Group as more closely associated with the entity than the Company. While the activities of ESW LLC provides significant income directly to the small investor group on $37.2 million of purchases from the Company, the entity also provided 18.8% of the Company’s $197.5 million in revenues in 2014 and operates in a significant growth market for the Company. The activities of ESW LLC are of comparably high significance to all parties in the ESW LLC Related Party Group.

▪	For VS, this factor favors designating the two immediate family members as more closely related to VS’s activities than the Company. VS was established and operates to provide returns to this two-person investor group who manage VS’s activities through appointed directors. No other party in the VS Related Party Group have a management or services contract with VS. In addition, VS provides significant income directly to the two-person investor group on $10.5 million of purchases from the Company while providing 5% of the Company’s $197.5 million in revenues in 2014 thereby making its activities relatively more important to each of the two investors in VS than to the other parties in the VS Related Party Group.

c.	Exposure to economic variability / obligation to absorb losses. The Company evaluated which related party or parties within the Related Party Groups is exposed to variability from the Entities’ operations and risks, and absorbs expected losses (if any).

▪	For ESW LLC, this factor indicates designating each of the CEO and COO, one immediate family member and the other related party investors in ESW LLC as more closely associated with, and exposed to, economic variability and absorption of losses (if any) than the Company. ESW LLC is designed and operates to provide returns and allocate risks and losses (if any) to them directly without intervention by the Company. There are no agreements or de facto policies that require the Company to absorb variability, risk or losses (if any) through the commercial relationships (potential implicit variable interests). The Company maintains arms-length pricing and credit relationships, and subjects those transactions to periodic evaluation.

▪	For VS, this factor favors designating each of the two immediate family members as more closely related to VS’s activities than the Company because they are more exposed to the major business and operational risks of VS (primarily credit risks) than the other related parties in the Related Party Group for two principal reasons:

i.	Collectability risk on VS’s client accounts receivables (approximately $11 million) is managed by the two VS investors through the appointed directors. The risk level of the receivables is at industry levels considering that a.) VS’s major contracts are long-term, 2-4 year contracts for high-rise projects with significant layers of unbilled receivables and contractual retentions at any date, and b.) collection methods available and utilized by VS include: guaranteed payment agreements, payments-in-kind and removal of materials from project sites. While the collectability risk is considered normal, losses are managed and first absorbed by the equity held by the two-person investor group.

ii.	The other related parties in the Related Party Group (the Company, the CEO and the COO) are less exposed because VS and the Company have executed two Payment Agreements in early 2015 that are guaranteed by VS shareholders and by the client receivables in order to reduce VS’s payables to the Company with periodic payments. These agreements are have reduced the payables balances by approximately $0.9 million in the course of 2015.

▪	VS was established and operates to provide returns to the two-person investor group who manage VS’s activities through appointed directors. No other party in the Related Party Group have a management or services contract with VS. In addition, VS provides significant income directly to the two-person investor group on $10.5 million of purchases from the Company while providing 5% of the Company’s $197.5 million in revenues in 2014 thereby making its activities relatively more important to each of the two investors in VS than to the other parties in the Related Party Group.

d.	Economic purpose and design of the entities. The Company evaluated the economic purpose and design of the Entities, and what role each of the related parties plays in the design and in the ongoing activities and decisions of the Entities.

▪	For ESW LLC, this factor indicates designating the CEO and COO, the immediate family member and each of the other related party investors as more closely associated to the economic design and purpose of the entity than the Company. ESW LLC is a Florida LLC in operation since 2004 with minimal operational footprint in order to market the Company’s products and act as a freight forwarder. The ongoing activities and decisions are controlled by the Managing Members of the LLC and the resulting economic benefits or losses (if any) pass directly to the LLC’s members (who reside part time in Florida) without intervention from the Company. There are no features in the design of the LLC through which the Company can receive residual profits or absorb losses from ESW LLC’s operations.

▪	For VS, this factor indicates designating the each of the two related party investors as more closely associated with the economic design and purpose of the entity than the Company. VS’s operations are organized since 2004 in order to market and install the Company’s products on a project-by-project basis. The ongoing activities and decisions of VS are controlled by the two-person investor group and VS’s directors, and the resulting economic benefits or losses (if any) pass directly to its equity holders without intervention from the Company. There are no features in the design or structure of VS through which the Company can receive residual profits or absorb losses from VS’s operations.

For ESW LLC, three of four factors that were evaluated indicate that the Company’s CEO, COO, and family related parties are most closely associated with the entity’s activities. The fourth factor does not favor either the Company or other persons in the Related Party Group as more closely related to ESW LLC’s activities because its activities are of high comparable significance to all parties in the Related Party Group. Nevertheless, the factors of design, purpose, principal-agency relationship and exposure to economic variability all strongly point to the Company’s conclusion that the Company is not the primary beneficiary of ESW LLC’s controlling financial interests.

For VS, the four factors evaluated (principal-agency, design and purpose, significance to the parties and exposure to economic variability) indicate that, within the Related Party Group, the two immediate family members who are equal 50% investors in VS are most closely associated with the entity’s activities. The Company has concluded that the Company is not the primary beneficiary of VS’s controlling financial interests.

Based on the qualitative and quantitative analysis, the Company concluded that its commercial activities with ESW LLC are not implicit variable interests absorbing economic variability and risk. The Company’s commercial activities with VS including the payment agreements are implicit variable interests, which may absorb variability and risk. The Company further concluded that, within the Related Party Groups, it did not have controlling financial interests in either ESW LLC or VS and was not the primary beneficiary of the Entities’ controlling financial interests because the related party investors in the Related Party Groups were more closely associated to the Entities’ operations, risks and variability. Finally, the Company concluded that the inclusion of these Entities in the Company’s consolidated financial statements was not indicated.

Note 11. Long Term Debt, page FS-21

Note 6. Long Term Debt, page FS-40

14. Please quantify the amount of assets pledged to secure borrowings at each balance sheet date.

We have revised the disclosure in the Registration Statement to quantify the amounts of assets pledged to secure borrowings at June 30, 2015 and December 31, 2014 and 2013 as requested on pages FS-21 and FS-43.

15.	We note your disclosure that you were in compliance with debt covenants at December 31, 2014. Please revise your disclosure to indicate whether you were in compliance with covenants at March 31, 2015.

We have revised the disclosure on page FS-43 of the Registration Statement as requested.

Note 20. Acquisitions, page FS-29

16.	Please tell us how you accounted for the acquisition of backlog and contracted projects. Additionally, please tell us whether you have recorded an asset on your balance sheet at December 31, 2014 for this acquisition.

The backlog has no value recorded in the Company’s balance sheet at December 31, 2014. The rights to complete two contracted projects acquired in the RC Aluminum transaction are recorded as an intangible asset, customer list, at a fair value of $850,000 at the same date. We have revised the disclosure on page FS-29 of the Registration Statement to reflect the foregoing.

Note 21. Segment and Geographical Information, page FS-30

Note 9. Segment and Geographical Information, page FS-42

17.	Your disclosure indicates that “The Company operates a single segment business for product sales which consists of geographical sales territories.” Please revise your disclosure to identify your operating and reporting segment. It appears to us that your geographical regions may be your operating segments and that you may be aggregating these operating segments into one reportable segment. If that is accurate, please demonstrate to us how you determined that aggregation was appropriate under ASC Topic 280-10-50-11.

The Staff’s comment is duly noted. We revised the disclosures starting on pages FS-30 and FS-45 to identify our single operating segment, Architectural Glass and Windows, which also forms our single reportable segment comprising 100% of the revenues of the Company. We have also included the disclosures required by ASC 280-10-50-40 and 50-41 in response to the Staff’s comment #18 below.

The Company has one operating segment comprising the design, manufacturing, distribution, marketing and installation of high-specification architectural glass and window products sold to the construction industry, which has been disclosed in Note 21 to the consolidated financial statements on page FS -30 and Note 10 of the interim financial statements on page FS-45.

In reviewing the Company’s operating segmentation, the Company followed guidance under ASC 280-10-50-1 which states that “an operating segment is a component of a public entity that has all of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker [CODM] to make decisions about resources to be allocated to the segment and assess its performance, and (iii) its discrete financial information is available. Based on the Company’s review discussed below, the Company believes that its identification of a single operating and reportable segment – Architectural Glass and Windows - is consistent with the objectives and basic principles of Segment Reporting, which are to “help financial statement readers better understand the public entity's performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.”

The Company’s principal operations and business activities are centered in a 2.3 million square-foot, vertically integrated manufacturing facility located in Barranquilla, Colombia. All of the Company’s intermediate and final products (as defined by end use for customers) are manufactured in this facility for shipment through the Company’s common distribution channels to customers in the construction industry in four principal geographical markets - United States, Colombia, Panama and All Other. Effectively all of the Company’s products are designed and manufactured on a project-by-project, non-standardized customized basis. The Company bids for and executes its orders and contracts at target consolidated margins acceptable to the CODM.

ASC 280-10-50-5 states that the term “chief operating decision maker” identifies a function not necessarily a manager with a specific title. The Company’s CODM function is performed by a two-person group, Chief Executive Officer José M. Daes and Chief Operating Officer Christian T. Daes, who are brothers and founders of the Company. Both members of the CODM group are also members of the board of directors of the Company. There are no segment managers, product-line managers or geographical territory managers.

The CODM jointly review monthly consolidated financial information comprising the Company’s consolidated operations covering production output and costs, sales, new customers and projects, cash flows, and the principal segment profit measure - earnings before interest, tax, depreciation and amortization (EBITDA). This consolidated information is used by the CODM to make decisions about allocation of resources, primarily capital investment programs, financing agreements, business combinations, pricing, and marketing and distribution strategy, based on the achievement of the consolidated Company’s strategic targets for margins, growth, cash flow and projected returns on capital. Transfer prices in the vertically integrated manufacturing operations are based on arm’s length target margins to external customers adjusted by small discounts for transportation efficiencies.

The monthly information reviewed by the CODM is not produced and presented by product because the build-to-order nature of the Company’s products makes that presentation format impracticable and the information is not reviewed by the CODM in that manner in order to make decisions about allocating resources. Further, the two-person CODM do not review the consolidated monthly information by geographical regions as the basis for evaluating operating performance and allocating resources. A general view of revenue by major groups of similar products and services is practicable and accordingly is presented as required by ASC 280-10-50-40 in the revised disclosures. These product groups are (i) Glass and framing components, which are the intermediate aluminum and glass component parts of architectural systems, and (ii) Windows and architectural systems, which are the assembled windows products and the associated design, permitting and installation services.

18.	Please provide all of the disclosures required by ASC 280-10-50-40 and 50-41.

We have provided the disclosures required by ASC 280-10-50-40 and 50-41 in Note 21 to the consolidated financial statements on page FS-30 and Note 10 of the interim financial statements on page FS-45. We have provided the revenues from external customers for each product and service or each group of similar products and services, revenues from external customers attributed to our geographical regions based on where the sale originated, long-lived assets and deferred tax assets located in all foreign countries of the Company’s geographical regions.

Form 10-K for the Year Ended December 31, 2014 Controls and Procedures, page 27

19.	Please amend your Form 10-K for the year ended December 31, 2014 to also state your conclusion regarding the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-K/A.

The Form 10-K for the year ended December 31, 2014 has been amended in a Form 10-K/A to include the Company’s conclusion about effectiveness of internal control over financial reporting for the year ended December 31, 2014, and currently dated certifications have been included therein as requested.

20.	Please also revise your disclosure to state whether there has been any changes in internal control over financial reporting during the “quarter ended December 31, 2014” rather than “fiscal year ended December 31, 2013 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

The disclosure has been revised to state whether there have been any changes in internal control during the quarter ended December 31, 2014 as requested.

Form 10-Q for the Period Ended March 31, 2015

21.	Please amend your Form 10-Q for the period ended March 31, 2015 to state your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-Q/A. Please also note that management’s report on internal control over financial reporting is only required in your annual report on Form 10-K rather than in your interim reports on Form 10-Q. See Item 308(a) of Regulation S-K.

The Form 10-Q previously filed for the quarter ended March 31, 2015 has been amended in Form 10-Q/A to include our conclusion about effectiveness of internal controls over financial reporting for the quarterly period ended March 31, 2015, and currently dated certifications have been included therein as requested. We have also filed a Form 10-Q/A to include our conclusion about the effectiveness of internal controls over financial reporting including currently dated certifications in order to amend the Form 10-Q previously filed for the quarterly period ended June 30, 2015 which contained the interim financial statements included in the Form S-4 Registration Statement to be amended in Form S-4/A.

22.	Please also revise your disclosure to state whether there has been any changes in internal control over financial reporting during the quarter ended March 31, 2015 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

The disclosure has been revised to state whether there have been any changes in internal control over financial reporting during the quarterly period ended March 31,, 2015 as requested. We have also filed a Form 10-Q/A to include a revised disclosure regarding changes to controls over financial reporting for the quarterly period ended June 30, 2015 as previously disclosed in the Form 10-Q for the same period.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jose Daes